Exhibit 99.1
DSW Inc. Reports First Quarter 2018 Financial Results

•	First quarter revenue increased 2.9% to $712 million; comparable sales increased 2.2%

•	Sales from the DSW Segment increased 7.3%; comparable sales increased 2.0%

•	First quarter Reported EPS of $0.30 per diluted share, including charges of $0.09 per diluted share related to the exit of Ebuys and the acquisition of Town Shoes

•	First quarter Adjusted EPS of $0.39 per diluted share, including a loss of $0.04 per diluted share from residual Ebuys operations

•	Board of Directors declared quarterly dividend of $0.25 per share

COLUMBUS, Ohio, May 30, 2018 - DSW Inc. (NYSE: DSW), a leading branded footwear and accessories retailer, announced financial results for the three months ended May 5, 2018, compared to the three months ended April 29, 2017.

Roger Rawlins, Chief Executive Officer stated, "We are pleased this quarter to report our second consecutive positive comp for DSW Inc. and the fourth positive footwear comp in the DSW brand. With our solid first quarter results, we have delivered a 4% revenue increase and a 16% earnings increase over the last twelve months, marking an exciting return to growth for the DSW brand."

"Furthermore, we launched a new integrated and cross-channel loyalty program a few weeks ago, reaching an important milestone in DSW's history. We are pleased with the customer response to DSW VIP, which delivers a simpler points system and new benefits like shoe donations, free shipping and points gifting. We remain committed to innovating our customer experience with initiatives that will elevate Designer Shoe Warehouse and drive customer acquisition and loyalty for years to come," Mr. Rawlins added.

First Quarter Operating Results

•	Total revenue increased by 2.9% to $712 million, including $5.6 million from residual Ebuys operations.

•	Comparable sales for operations for the 13-week period ended May 5, 2018 increased 2.2% over the same 13-week period ended May 6, 2017.

•	Reported gross profit, as a percentage of sales, increased by 40 bps due to the wind down of Ebuys.

•	Reported operating expenses, as a percent of sales, increased by 100 bps, driven by marketing investments, Ebuys exit costs and transaction expenses with the acquisition of Town Shoes.

•
Reported net income was $24.3 million, or $0.30 per diluted share, including net after-tax charges totaling $7.2 million, or $0.09 per diluted share, related to the exit of Ebuys, foreign exchange losses and transaction costs related to the acquisition of Town Shoes.

•	Adjusted net income was $31.5 million, or $0.39 per diluted share, including a loss of $0.04 per share from residual Ebuys operations, which the Company exited at the end of the first quarter.

Completed the Acquisition of Town Shoes

•
On May 10, 2018, the Company completed the purchase of its remaining stake in Town Shoes of Canada for CAD 44.7 million (USD $35 million). The Company appointed William Jordan, Chief Administrative Officer of DSW Inc., as President of Town Shoes.

•	The Company is in the process of conducting a comprehensive review of the Town Shoes business and will provide future expectations for this business on its Second Quarter Earnings Conference.

First Quarter Balance Sheet Highlights

•	Cash and investments totaled $269 million compared to $254 million in the first quarter last year.

•	Inventories were $540 million compared to $575 million last year and decreased slightly on a cost per square foot basis.

Implementation of New Revenue Recognition Standard
Starting with the first quarter of 2018, the Company implemented the new revenue recognition standard, which primarily affects the timing of the recording of gift card breakage and deferred revenue from the Company's loyalty program, as well as changes within the reclassification of these items on the Company's financial statements. Prior year's results have been retroactively restated in this press release to ensure the comparability of results, with additional details to be provided in the Company's quarterly 10-Q filing. The adoption of this new standard had an immaterial impact on the Company's results for the first quarter of 2017 and the fiscal year 2017.

Regular Dividend
DSW Inc.'s Board of Directors declared a quarterly cash dividend of $0.25 per share. The dividend will be paid on July 5, 2018 to shareholders of record at the close of business on June 21, 2018.

Fiscal 2018 Annual Outlook
The Company maintained its full year outlook for adjusted earnings in the range of $1.52 to $1.67 per diluted share.

Webcast and Conference Call
The Company is hosting a conference call today at 8:30 am Eastern Time. The conference will be broadcast live over the internet and can be accessed at http://dswinc.investorroom.com. For those unable to listen to the live broadcast, an archived version will be available at the same location until June 13, 2018. The teleconference will be available on replay and can be accessed by dialing 1-877-344-7529 and entering passcode 10120095.

About DSW Inc.
DSW Inc. is a leading branded footwear and accessories retailer that offers a wide selection of brand name and designer dress, casual and athletic footwear and accessories for women, men and kids. As of May 5, 2018, DSW operates 517 DSW Designer Shoe Warehouse locations in 44 states, the District of Columbia and Puerto Rico, and operates an e-commerce site, http://www.dsw.com, and a mobile website, http://m.dsw.com. DSW also supplies footwear to 289 leased locations in the United States under the Affiliated Business Group. For store locations and additional information about DSW, visit http://www.dswinc.com. Follow DSW on Twitter at http://twitter.com/DSWShoeLovers and Facebook at http://www.facebook.com/DSW.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Any statements in this release that are not historical facts, including the statements made in our "Fiscal 2018 Annual Outlook," are forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company's current expectations and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, but are not limited to: our success in growing our store base and digital demand; risks related to our acquisition of Town Shoes, including the possibility that the anticipated benefits of the acquisition are not realized when expected or at all; our ability to protect our reputation; maintaining strong relationships with our vendors; our ability to anticipate and respond to fashion trends, consumer preferences and changing customer expectations; risks related to the loss or disruption of our distribution and/or fulfillment operations; continuation of agreements with and our reliance on the financial condition of Stein Mart; our ability to execute our strategies; risks related to international franchisees not operating the franchised stores according to our standards; fluctuation of our comparable sales and quarterly financial performance; risks related to the loss or disruption of our information systems and data; our ability to prevent or mitigate breaches of our information security and the compromise of sensitive and confidential data; failure to retain our key executives or attract qualified new personnel; our reliance on our loyalty program and marketing to drive traffic, sales and customer loyalty; risks related to leases of our properties; our competitiveness with respect to style, price, brand availability and customer service; our reliance on foreign sources for merchandise and risks inherent to international trade; uncertainty related to future legislation, regulatory reform, policy changes, or interpretive guidance on existing legislation, including the impact of the Tax Cuts and Jobs Act; uncertain general economic conditions; risks related to holdings of cash and investments and access to liquidity; and fluctuations in foreign currency exchange rates. Additional factors that could cause our actual results to differ materially from our expectations are described in the Company's latest annual or quarterly report, as filed with the Securities and Exchange Commission. All forward-looking statements speak only as of the time when made. The Company undertakes no obligation to revise the forward-looking statements included in this press release to reflect any future events or circumstances.

DSW INC.
SEGMENT RESULTS
(unaudited)
Net sales by segment and total revenue

	Three months ended
(dollars in thousands)	May 5, 2018	April 29, 2017	% change
Net Sales:
DSW segment	$669,784	$624,504	7.3%
Other	40,653	66,315	(38.7)%
Total net sales	710,437	690,819	2.8%
Franchise and other revenue	1,665	1,219	36.6%
Total revenue	$712,102	$692,038	2.9%

Comparable sales change by reportable segment

	Three months ended
	May 5, 2018	April 29, 2017
DSW segment	2.0%	(3.1)%
ABG	5.1%	(1.7)%
Total Company	2.2%	(3.0)%

Stores and square footage data

	Three months ended
	May 5, 2018	April 29, 2017
DSW stores open, end of period	517	508
ABG stores open, end of period	289	379
DSW stores total square footage (in thousands)	10,566	10,449

Reported gross profit by segment

	Three months ended
	May 5, 2018	April 29, 2017
DSW segment:
Merchandise margin	42.6%	43.2%
Store occupancy expenses	(10.7)	(11.0)
Distribution and fulfillment expenses	(2.3)	(2.3)
Gross profit	29.6%	29.9%
Other - gross profit	16.9%	16.0%
Total Company gross profit	28.9%	28.5%

DSW INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited and in thousands)

	May 5, 2018	February 3, 2018	April 29, 2017
Assets
Cash and cash equivalents	$197,162	$175,932	$79,673
Investments	71,708	124,605	174,193
Accounts receivable	13,571	19,236	16,865
Inventories	539,700	501,903	575,171
Prepaid expenses and other current assets	56,815	49,197	44,464
Total current assets	878,956	870,873	890,366
Property and equipment, net	352,550	355,199	374,320
Goodwill	25,899	25,899	79,689
Deferred income taxes	28,174	27,711	16,311
Equity investment in Town Shoes	2,401	6,096	13,705
Notes receivable from Town Shoes	123,710	115,895	52,928
Intangible assets	135	135	34,044
Other assets	19,793	19,709	18,359
Total assets	$1,431,618	$1,421,517	$1,479,722
Liabilities and shareholders' equity
Accounts payable	$186,038	$179,308	$213,611
Accrued expenses	139,346	148,226	139,419
Total current liabilities	325,384	327,534	353,030
Non-current liabilities	145,366	138,732	176,807
Total shareholders' equity	960,868	955,251	949,885
Total liabilities and shareholders' equity	$1,431,618	$1,421,517	$1,479,722

DSW INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited and in thousands, except per share amounts)

	Three months ended
	May 5, 2018	April 29, 2017
Revenue:
Net sales	$710,437	$690,819
Franchise and other revenue	1,665	1,219
Total revenue	712,102	692,038
Cost of sales	(505,212)	(493,734)
Franchise costs	(280)	—
Operating expenses	(168,140)	(156,568)
Change in fair value of contingent consideration liability	—	(1,084)
Operating profit	38,470	40,652
Interest income, net	664	561
Non-operating expense	(2,137)	(1,504)
Income before income taxes and loss from Town Shoes	36,997	39,709
Income tax provision	(11,390)	(15,585)
Loss from Town Shoes	(1,310)	(1,306)
Net income	$24,297	$22,818
Diluted earnings per share	$0.30	$0.28
Weighted average diluted shares	80,758	80,732

DSW INC.
NON-GAAP RECONCILIATION
(unaudited and in thousands, except per share amounts)

	Three months ended
	May 5, 2018	April 29, 2017
Reported net income	$24,297	$22,818
Pre-tax Adjustments:
Ebuys lease exit and other termination costs	3,994	—
Town acquisition costs	508	—
Foreign currency losses	1,978	1,462
Amortization of intangible assets	—	1,018
Change in fair value of contingent consideration liability	—	1,084
Restructuring expenses	—	537
Total pre-tax adjustments	6,480	4,101
Tax effect of adjustments	(1,550)	(1,404)
Tax expense impact as a result of Ebuys exit	2,265	—
Total adjustments, after tax	7,195	2,697
Adjusted net income	$31,492	$25,515
Reported diluted earnings per share	$0.30	$0.28
Adjusted diluted earnings per share	$0.39	$0.32

Non-GAAP Measures
In addition to earnings per share and net income determined in accordance with accounting principles generally accepted in the United States ("GAAP"), for purposes of evaluating operating performance, the Company uses adjusted earnings per share and net income, which adjust for the effects of the exit of Ebuys, costs associated with the acquisition of Town Shoes, foreign currency exchange losses, the amortization expense of acquired intangible assets and the change in fair value of contingent consideration liability related to Ebuys, and restructuring costs. The unaudited reconciliation of adjusted results should not be construed as an alternative to the reported results determined in accordance with GAAP. These financial measures are not based on any standardized methodology and are not necessarily comparable to similar measures presented by other companies. The Company believes that this non-GAAP information is useful as an additional means for investors to evaluate the Company’s operating performance, when reviewed in conjunction with the Company’s GAAP statements. These amounts are not determined in accordance with GAAP and therefore should not be used exclusively in evaluating the Company’s business and operations.

SOURCE DSW Inc.

For further information:
Christina Cheng, investorrelations@dswinc.com
Margaret Standing, mediarelations@dswinc.com